Exhibit 99.146

FIRE & FLOWER HOLDINGS CORP.

NOTICE OF ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that an annual general and special meeting (the “Meeting”) of the holders (the “Shareholders”) of common shares (the “Common Shares”) of Fire & Flower Holdings Corp. (the “Corporation”) will be held on Wednesday, June 9, 2021 at 9:00 a.m. (Toronto time). To deal with the public health impact of COVID-19, the Corporation is conducting an online only Shareholders’ meeting.

Registered Shareholders (as defined in the accompanying information circular (the “Circular”) and duly appointed proxyholders can attend the Meeting online at https://web.lumiagm.com/471535935 where they can participate, vote, or submit questions during the Meeting’s live webcast.

The Meeting is being held for the following purposes:

a)	to receive the audited consolidated financial statements of the Corporation as at January 30, 2021 and for the period from February 2, 2020 to January 30, 2021 together with the auditors’ report thereon (the “2021 Financial Statements”);

b)	to fix the number of directors of the Corporation to be elected at the Meeting at seven (7);

c)	to elect the directors of the Corporation for the ensuing year;

d)	to reappoint PricewaterhouseCoopers LLP as the auditors of the Corporation for the ensuing year and to authorize the board of directors of the Corporation (the “Board”) to fix their remuneration and terms of engagement;

e)	to consider and, if deemed advisable, pass, with or without amendment, a special resolution, the full text of which is set out in the Circular, approving one or more amendments to the articles of the Corporation for one or more future consolidations of the Corporation’s issued and outstanding common shares (the “Common Shares”) on the basis of a consolidation ratio selected by the Board of up to 10 pre-consolidation Common Shares for one (1) post-consolidation Common Share, provided that, (A) the cumulative effect of the one or more consolidations shall not result in a consolidation ratio that exceeds 10 pre-consolidation Common Shares for one (1) post- consolidation Common Share, and (B) such consolidations occur prior to the date that is 12 months following the date of the Meeting;

f)	to consider and, if thought advisable, to pass, with or without amendment, an ordinary resolution approving the Corporation’s 2021 option plan (the “Stock Option Plan”) as well as all unallocated options, rights and entitlements thereunder;

g)	to ratify and approve the grant of 4,517,918 Options (as defined in the Stock Option Plan) which have been granted to certain employees, officers and directors of the Corporation and its affiliates under the Stock Option Plan, as more fully described in the Circular

h)	to consider and, if thought advisable, to pass, with or without amendment, an ordinary resolution approving the Corporation’s new treasury performance and restricted share unit plan (the “PRSU Plan”) as well as all unallocated awards, rights and entitlements thereunder;

i)	to ratify and approve the grant of 826,978 Restricted Share Units (as defined in the PRSU Plan) which have been granted to certain employees and officers of the Corporation and its affiliates under the PRSU Plan, as more fully described in the Circular; and

j)	to transact such further or other business as may properly come before the Meeting or any adjournment(s) or postponement(s) thereof.

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The Circular provides additional information relating to each of the matters to be addressed at the Meeting (see the section “Particulars of Matters to be Acted Upon at the Meeting” in the Circular). Shareholders are directed to read the Circular carefully and in full to evaluate the matters to be considered at the Meeting.

The record date for the determination of Shareholders entitled to receive notice of and to vote at the Meeting or any adjournment(s) or postponement(s) thereof is April 30, 2021 (the “Record Date”). Shareholders of the Corporation whose names have been entered in the register of shareholders of the Corporation at the close of business on the Record Date will be entitled to receive notice of and to vote at the Meeting or any adjournment(s) or postponement(s) thereof.

If you are a Shareholder and you are not able to attend the Meeting online, please carefully follow the instructions on the form of proxy or voting instruction form. Your form of proxy should be sent in sufficient time so as to arrive not less than 48 hours before the time set for the holding of the Meeting or any adjournment or postponement thereof (excluding Saturdays, Sundays and holidays in the Province of Ontario). Shareholders that hold their Common Shares with a financial intermediary will receive a voting instruction form in order to instruct their intermediary how to vote on their behalf. Only shareholders of record as at the close of business on the Record Date will be entitled to notice of the Meeting or any adjournment thereof. The Circular includes important information about the Meeting and the voting process. Please read it carefully and remember to vote.

Particulars of the foregoing matters are set forth in the Circular. For the Meeting, the Corporation has elected to use the notice-and-access provisions under National Instrument 51-102 - Continuous Disclosure Obligations and National Instrument 54-101 - Communication with Beneficial Owners of Securities of a Reporting Issuer (collectively, the “Notice-and-Access Provisions”) to reduce its mailing costs and volume of paper with respect to the materials distributed for the purpose of the Meeting. The Notice-and-Access Provisions are a set of rules that permit the Corporation to post the Meeting materials, 2021 Financial Statements and accompanying management’s discussion and analysis (“MD&A”) online rather than making a traditional physical delivery of such materials. Shareholders will still receive a form of proxy or voting instruction form, as the case may be, and a financial statement request form.

Shareholders are directed to read the Circular carefully and in full in evaluating the matters for consideration at the Meeting. Further disclosure on the matters set out above may be found in the Circular in the section entitled “Particulars of Matters to be Acted Upon at the Meeting”. The Circular, 2021 Financial Statements, MD&A and other relevant materials are available on the Corporation’s website at https://fireandflower.com/investor-relations, for a minimum of one year, and under the Corporation’s profile on the System for Electronic Document Analysis and Retrieval at www.sedar.com. Any shareholder who wishes to receive a paper copy of such documents free of charge should contact the Corporation’s registrar and transfer agent, Computershare Investor Services Inc. toll free at 1-866-962-0498 within North America or 1-514-982-8716 outside North America to request a paper copy of the Meeting Materials. Non-registered Shareholders may contact Broadridge Investor Communications Corporation toll free at 1-877-907-7643 within North America or 1-905-507-5450 outside North America to request a paper copy of the Meeting materials. In either case, Shareholders will be asked to enter the control number indicated on the voting instruction form or the form of proxy they received to request a paper copy of the Meeting materials.

DATED at Toronto, Ontario this 30th day of April, 2021.

BY ORDER OF THE BOARD

(signed) “Trevor Fencott “
President, Chief Executive Officer and Director

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